February 12, 2020

Johnny Cheng
Chief Financial Officer
Hutchison China MediTech Ltd
Level 18, Metropolis Tower
10 Metropolis Drive
Hunghom, Kowloon
Hong Kong

       Re: Hutchison China MediTech Ltd
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Form 6-K filed July 30, 2019 for the Month of July 2019 File No. 001-37710

Dear Mr. Cheng:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Note 23. Segment Reporting, page F-51

1. Your response to prior comment 2 indicates that you will revise your disclosure on segment reporting to clarify that the performance of your reportable segments is assessed based on operating (loss) profit. We have the following additional comments:
        We note that operating (loss) profit as presented in your segment footnote differs from your loss from operations as presented in your consolidated statement of operations. Please rename this measure to prevent confusion to shareholders; and
        Please confirm that you will no longer include Adjusted (LBIT)/EBIT in your segment tabular presentation. In this regard, we note that this is a non-GAAP measure and pursuant to Rule 10(e)(1)(ii)(c) of Regulation S-K, it is not appropriate to include non-GAAP measures in notes to the financial statements. Johnny Cheng
Hutchison China MediTech Ltd
February 12, 2020
Page 2
Form 6-K filed July 30, 2019 for the Month of July 2019
Exhibit 99.1
Use of Non-GAAP Financial Measures and Reconciliations, page 27

2. We note your response to prior comment 3 and have the following additional comments regarding your newly named non-GAAP measure, adjusted Innovation Platform segment operating loss:
           Please more fully explain the nature of the revenues that are reported in this segment.
             Please also clarify why management believes the exclusion of fees paid by your collaboration partners for the performance of certain research and development services provides useful information to investors about your ongoing total investment associated with the resources allocated to progressing your R&D pipeline.
             Specifically, address whether the research and development expenses recognized related to fees paid by your collaboration partners would have been incurred without such funding; and
           Tell us more about your relationship with Nutrition Science Partners. Explain the nature of the service fees charged by a subsidiary of Chi-Med to Nutrition Science
             Partners and how these fees are reflected in your segment operating loss measure. In this regard, we note that these service fees represent a significant portion of Nutrition
             Science Partners' Loss.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 with any questions.



FirstName LastNameJohnny Cheng                                  Sincerely,
Comapany NameHutchison China MediTech Ltd
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February 12, 2020 Page 2                                        Office of Life
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